UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period: N/A

Commission File Number 001-33326

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHITTENDEN CORPORATION

INCENTIVE SAVINGS AND PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PEOPLE’S UNITED FINANCIAL, INC.

850 Main Street

Bridgeport, Connecticut 06604

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CHITTENDEN CORPORATION INCENTIVE SAVINGS AND PROFIT SHARING PLAN

	By:	People’s United Bank

Date: June 26, 2009	By:	/s/ Jeffrey Hoyt
	Name:	Jeffrey Hoyt
	Title:	Senior Vice President and Controller

CHITTENDEN CORPORATION

INCENTIVE SAVINGS AND PROFIT SHARING PLAN

*	Other schedules required by Section 2520.103-10 of the Employee Retirement Income Security Act of 1974 (ERISA) are not applicable.

Report of Independent Registered Public Accounting Firm

People’s United Bank (as Successor to Chittenden Corporation) Human

Resource Committee of the Board of Directors and Participants of the

Chittenden Corporation Incentive Savings and Profit Sharing Plan:

We have audited the accompanying statement of net assets available for plan benefits of the Chittenden Corporation Incentive Savings and Profit Sharing Plan (the Plan) as of December 31, 2008, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2008, and the changes in net assets available for plan benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, Line 4i – Schedule of Assets (Held at End of Year), December 31, 2008, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Stamford, Connecticut
June 26, 2009

Report of Independent Registered Public Accounting Firm

People’s United Bank (as Successor to Chittenden Corporation) Human

Resource Committee of the Board of Directors and Participants of the

Chittenden Corporation Incentive Savings and Profit Sharing Plan:

We have audited the accompanying statement of net assets available for plan benefits of the Chittenden Corporation Incentive Savings and Profit Sharing Plan (the Plan) as of December 31, 2007, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2007, and the changes in net assets available for plan benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ McSoley McCoy & Co.

South Burlington, Vermont
June 27, 2008

CHITTENDEN CORPORATION

INCENTIVE SAVINGS AND PROFIT SHARING PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2008 and 2007

	2008	2007
Assets:
Investments, at fair value (notes 3 and 4):
Mutual fund shares	$81,407,142	$88,653,352
Common stock	18,969,704	29,000,331
Collective trusts	8,526,734	19,780,887

Total investments at fair value	108,903,580	137,434,570

Participant loans, at cost	3,245,766	3,093,256

Cash holding account	233,283	10,067

Receivables (note 1):
Participant contributions	74,480	—
Employer contributions	5,603,900	5,250,103

Total receivables	5,678,380	5,250,103

Net assets available for plan benefits, before adjustment	118,061,009	145,787,996

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (note 3)	477,209	85,963

Net assets available for plan benefits	$118,538,218	$145,873,959

See accompanying notes to financial statements.

CHITTENDEN CORPORATION

INCENTIVE SAVINGS AND PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2008 and 2007

	2008	2007
(Reductions) additions to net assets attributed to:
Investment (loss) income:
Net (depreciation) appreciation in fair value of investments (note 3)	$(34,879,718)	$9,213,690
Interest and dividend income	2,945,550	3,466,142

Net investment (loss) income	(31,934,168)	12,679,832

Contributions:
Participant	8,383,365	7,811,202
Employer	7,457,049	6,822,638

Total contributions	15,840,414	14,633,840

Transfer-in of plan assets (note 8)	5,907,938	—
Other	126,086	—

Total (reductions) additions, net	(10,059,730)	27,313,672

Deductions from net assets attributed to:
Benefits paid to participants	(17,276,011)	(10,459,141)

Net (decrease) increase in net assets available for plan benefits	(27,335,741)	16,854,531

Net assets available for plan benefits, beginning of year	145,873,959	129,019,428

Net assets available for plan benefits, end of year	$118,538,218	$145,873,959

See accompanying notes to financial statements.

CHITTENDEN CORPORATION

INCENTIVE SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(1)	Plan Description

The following description of the Chittenden Corporation Incentive Savings and Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

(a)	General – The Plan is a qualified profit sharing 401(k) plan covering substantially all employees of the former Chittenden Corporation (“Chittenden”) and its subsidiaries. On January 1, 2008, pursuant to the terms and conditions of the Agreement and Plan of Merger dated June 26, 2007 (the “Merger Agreement”), People’s United Financial, Inc. (“People’s United”) and Chittenden completed the merger in which Chittenden merged with and into People’s United, with People’s United as the surviving corporation. Pursuant to the Merger Agreement, each share of Chittenden common stock outstanding was converted into the right to receive either $35.636 in cash or 2.0457 shares of People’s United common stock, at the election of each Chittenden stockholder, subject to limitations on the aggregate amount of cash to be paid by People’s United. Accordingly, all shares of Chittenden common stock held by the Plan on that date were converted to shares of People’s United and People’s United Bank became the “Employer” and “Plan Sponsor”. The Trust and Wealth Management Division of People’s United Bank succeeded the Chittenden Trust Company as Plan Administrator and Plan Trustee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

(b)	Eligibility and Contributions – In general, employees were eligible to participate in the Plan on the first day of any calendar month following their date of hire. Participants make voluntary employee salary reduction contributions pursuant to Section 401(k) of the Internal Revenue Code. Participants’ basic contributions are from 2% to 6% of compensation. Participants may make additional supplementary contributions of up to 20% of compensation. A participant’s annual contribution may not exceed established Internal Revenue Service (“IRS”) limits.

The Employer will match 35% of an employee’s basic contribution. The Employer may also make annual additional matching contributions to those who are active employees at the end of the year. The discretionary matching contributions are initially invested in either cash or corporate stock. Participants may reallocate the contribution to other investment choices immediately upon receipt. Forfeitures, if any, may be used to reduce the Employer’s contribution. Employees may make rollover contributions on approval of the Plan Administrator’s agent.

As part of a change in the design of its retirement program, the Plan was amended by Chittenden effective January 1, 2006 to provide for core and transition contributions. Core and transition contributions are employer contributions that will be made on behalf of a participant only if the employee completes 1,000 hours of service and is employed as of the last day of the Plan year.

CHITTENDEN CORPORATION

INCENTIVE SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2008 and 2007

The core contribution will be made regardless of the level of employee contributions. The core contribution for a plan year shall equal a percentage of the employee’s earnings up to the social security wage base plus a percentage of the employee’s earnings in excess of the social security wage base for such plan year based on the employee’s benefit service as of the end of such plan year, determined in accordance with the following table:

Years of Service on December 31	Contribution % (up to the Wage Base)	Contribution % (over to the Wage Base)
Less than 5	2.0%	4.0%
5-9	3.0	6.0
10-14	4.0	8.0
15-19	5.5	10.5
20-24	7.0	12.0
25 or more	8.5	13.5

The social security wage base was $102,000 for 2008.

Participants are eligible for additional transition contributions only if (i) the participant is also eligible for a core contribution for such plan year and (ii) if such eligible participant meets the following conditions as of December 31, 2005: (a) the participant has at least five years of eligible service (as defined in the Chittenden Pension Account Plan (the “Pension Plan”)); and (b) is an active participant in the Pension Plan. The amount of the transition contribution shall be the excess, if any, of the annual pay credit that would have been allocated to the participant under the Pension Plan had that plan not been frozen over the core contribution made on behalf of the participant (as described above).

Contributions are allocated to participant accounts based on individual investment elections. If a participant has not made such an election, contributions are made to the target fund most appropriate for their age. Once a contribution has been made, a participant may choose to re-allocate his or her balance to other funds.

For plan years beginning before January 1, 2007, a participant is fully vested in the portion of a participant’s core contribution account and transition contribution account upon completing five years of service. For plan years beginning after December 31, 2006, a participant is fully vested in contributions made to a participant’s core contribution account and transition contribution account upon completing three years of service. The contributions also become fully vested upon the employee’s attainment of normal retirement age, the employee’s death, or termination of the Plan. Effective January 1, 2009, contributions to the Plan have been frozen (see note 8).

(c)	Participant Accounts – Each participant’s account is credited with the participant’s basic and supplementary contributions, any rollover, after-tax contributions, and a participant’s allocation of (a) the Employer’s contribution; and (b) investment earnings and losses attributable to such contributions. The allocation of the Plan’s earnings and losses is based on participants’ account balances. Matching contributions are automatically invested in accordance with the participant’s investment direction for a participant’s account.

CHITTENDEN CORPORATION

INCENTIVE SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(d)	Vesting – Employee, Employer (except for the core and transition contributions as described above) and rollover contributions are 100% vested when made.

(e)

Participant Loans and Withdrawals – After one year of participation, employees may borrow an amount of up to 50% of their vested account balance up to a maximum of $50,000. The minimum loan amount is $1,000. Loans are repaid through payroll deductions over a maximum 5-year term or up to a 10-year term if used for the purchase of a primary residence. For employee loans originated prior to June 1, 2007, the interest rate was prime rate plus two percent as of the date of the first business day of the month before the loan was originated. For loans originated on and after June 1, 2007, the rate of interest shall equal the prime rate on the date the loan is processed plus two percent. In-service withdrawals are permitted at any time from a participant’s after-tax or rollover account, or from a participant’s entire vested account after attainment of age 59 1/2. A participant may request a financial hardship withdrawal from pre-tax contribution account prior to age 59 1/2 in accordance with IRS rules.

(f)	Payment of Benefits – Upon termination of service for other than death, disability or retirement, a participant’s vested account balance may be paid in a lump sum, may be deferred for up to twelve months or, for account balances greater than $5,000, deferred until a participant reaches age 65.

Distribution of a participant’s entire account balance in the Plan will be made upon death, disability, retirement or other termination of service. Distributions will be made to the participant or to the participant’s designated beneficiary in a lump sum payment unless deferral of payment is elected. Payments may be made in cash or, with respect to the portion of the participant’s account invested in common stock, in a combination of cash and shares of common stock based on market value.

(g)	Administrative Expenses – Although administrative expenses may be paid from Plan assets, such expenses are generally paid by the Plan Sponsor.

(h)	Income Tax Status – The Plan obtained its latest determination letter on February 3, 2003, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements. A new letter of determination was requested in September 2007.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

CHITTENDEN CORPORATION

INCENTIVE SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2008 and 2007

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Plan to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results of the Plan could differ significantly from those estimates and assumptions.

(b)	Cash and Cash Equivalents

The Plan considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

(c)	Investment Valuation and Income Recognition

The fair value of participant directed investments, which includes all investments other than participant loans receivable, are based on quoted market prices.

The Plan applies Financial Accounting Standards Board (“FASB”) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held By Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the “FSP”), which defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution health and welfare and pension plans. As required by the FSP, investments in the accompanying Statements of Net Assets Available for Plan Benefits include fully benefit-responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit-responsive investments contracts to be reported at fair value in the Plan’s Statements of Net Assets Available for Plan Benefits with a corresponding adjustment to reflect these investments at contract value.

For the periods presented, the Plan invested in fully benefit-responsive investment contracts through its participation in the Diversified Stable Pooled Fund and the Federated Capital Preservation Fund (the “Stable Value Funds”). The Stable Value Funds are collective trusts that invest in investment contracts with insurance companies and other financial institutions, fixed income securities, and money market funds, and are stated at fair value which differs from contract value. The fair value of the Stable Value Funds is based on the fair value of the underlying investments.

The net unrealized appreciation or depreciation for the year is reported together with realized gains and losses in the statements of changes in net assets available for plan benefits. Purchases and sales of investments are recorded on a trade-date basis. Realized investment gain and losses are determined based on the weighted average historical cost basis of the investment sold. Dividend income is recorded on the ex-dividend date.

(d)	Loans

Participant loans are stated at cost, which approximates fair value.

CHITTENDEN CORPORATION

INCENTIVE SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(e)	Payment of Benefits

Benefits are recorded when paid.

(f)	Forfeitures

At December 31, 2008 and 2007, forfeited nonvested accounts that were unallocated to participants totaled $107,197 and $10,067, respectively. These accounts may be used to reduce future Employer contributions. In 2008 and 2007, Employer contributions were reduced by $444 and $2,048, respectively, as a result of forfeited nonvested account balances.

(3)	Investments

Investments representing 5% or more of the Plan’s net assets at December 31, 2008 and 2007 are as follows:

	2008		2007
Common stock:
People’s United Financial, Inc.	$18,969,704		$—	(1)
Chittenden Corporation	—	(1)	29,000,331

Mutual funds:
TAP Institutional Money Market Fund	20,469,403		—	(1)
American Funds Growth Fund of America	11,925,561		19,414,856
Van Kampen Equity & Income Fund – R	8,534,842		—	(1)
American Funds Europacific Growth Fund	7,484,965		12,664,796
Goldman Sachs Mid-Cap Value – Service	—	(1)	9,794,728
Baron Growth Fund	—	(1)	9,244,656
Davis New York Venture Fund – A	—	(1)	7,621,487

Collective trusts:
Diversified Stable Pooled Fund (contract value of $9,003,943 and $6,685,550)	8,526,734		—	(1)
Federated Capital Preservation Fund (contract value of $13,181,300)	—	(1)	13,115,394

(1) Balance did not represent 5% or more of the Plan’s net assets on the respective date.

The Plan, through its investments in the Stable Value Funds, has entered into fully benefit-responsive investment contracts with Diversified Investment Advisors’ Collective Trust in 2008 and 2007 and Federated Investors Trust Company in 2007. The Stable Value Funds are commingled pools that invest in (i) investment contracts issued by insurance companies and other financial institutions, (ii) fixed income securities, and (iii) money market funds.

CHITTENDEN CORPORATION

INCENTIVE SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2008 and 2007

Participant contributions are maintained in a general account which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. In addition, the terms of the guaranteed investment contract do not permit the issuing insurance company to terminate the agreement prior to the scheduled maturity date.

Investment contracts have been presented in the financial statements at fair value, with a corresponding adjustment to contract value, because such investments are deemed to be fully benefit-responsive in that they provide that trust participants may make withdrawals, or transfer of all or a portion of their account balance, at contract value during the term of the contract. Contract value represents contributions made under the contract, plus earnings on the underlying investments, less participant withdrawals and administrative expenses. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The fair value, contract value and average yields of the Stable Value Funds were as follows for the periods presented.

	Fair Value December 31		Contract Value December 31		Average Yield Earned Year Ended December 31		Average Yield Credited Year Ended December 31
	2008	2007	2008	2007	2008	2007	2008	2007
Diversified Stable Pooled Fund	$8,526,734	$6,665,493	$9,003,943	$6,685,550	5.29%	5.24%	4.10%	5.09%
Federated Capital Preservation Fund	—	13,115,394	—	13,181,300	—	4.77%	—	4.81%

Total	$8,526,734	$19,780,887	$9,003,943	$19,866,850

The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.

The following table presents the net (depreciation) appreciation in the fair value of investments (including investments bought, sold and held during the year) for the plan years ended December 31, 2008 and 2007:

	2008	2007
Mutual funds and collective trusts	$(35,031,594)	$4,492,999
Common stock	151,876	4,720,691

Net (depreciation) appreciation	$(34,879,718)	$9,213,690

CHITTENDEN CORPORATION

INCENTIVE SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(4)	Fair Value Measurements

Investments are reported at fair value in the accompanying Statements of Net Assets Available for Plan Benefits. FASB Statement No. 157, Fair Value Measurements, (“SFAS 157”) establishes a framework for measuring fair value. That framework provides a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy assigns the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy under SFAS 157, along with a brief description of each, are as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability; and

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

A description of the valuation methodologies used to measure assets at fair value is provided below:

Common Stock and Mutual Funds: Valued at the closing price reported on the active market on which the individual securities are traded.

Collective Trusts: Valued based on the beginning of year value of the Plan’s interest in the trust plus actual contributions and allocated investment income (loss) less actual distributions and allocated administrative expenses. Quoted market prices are used to value investments in the trust. The fair value of certain other investments for which quoted market prices are not available are valued based on yields currently available on comparable securities of issuers with similar credit ratings.

The preceding methods described may produce a fair value that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There were no changes in the Plan’s valuation methodologies during 2008.

CHITTENDEN CORPORATION

INCENTIVE SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2008 and 2007

The following tables set forth the fair value of Plan assets, by level, within the SFAS 157 fair value hierarchy, as of December 31, 2008 and 2007:

	December 31, 2008
	Level 1	Level 2	Level 3	Total
Common stock	$18,969,704	$—	$—	$18,969,704
Mutual funds	81,407,142	—	—	81,407,142
Collective trusts	—	8,526,734	—	8,526,734

Total	$100,376,846	$8,526,734	$—	$108,903,580

	December 31, 2007
	Level 1	Level 2	Level 3	Total
Common stock	$29,000,331	$—	$—	$29,000,331
Mutual funds	88,653,352	—	—	88,653,352
Collective trusts	—	19,780,887	—	19,780,887

Total	$117,653,683	$19,780,887	$—	$137,434,570

(5)	Plan Termination

Although it has not expressed any intention to do so, the Employer has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination, partial termination, or complete discontinuance of contributions, all participants would become fully vested in their accounts and benefits would be payable under the terms of the Plan.

(6)	Related Party Transactions

At December 31, 2008, participant-directed investments included $18,969,704 of People’s United Financial, Inc. common stock, representing 16% of the net assets available for plan benefits at that date. At December 31, 2007, participant-directed investments included $29,000,331 of Chittenden Corporation common stock, representing 20% of the net assets available for plan benefits at that date. People’s United Bank (previously Chittenden) is the Plan Sponsor and, therefore, these transactions qualify as party-in-interest transactions. Participant loans also qualify as party-in-interest transactions.

Certain Plan investments represent shares of mutual funds managed by Diversified Investment Advisors. Diversified is the custodian as defined by the Plan and, therefore, these transactions also qualify as party-in-interest transactions.

CHITTENDEN CORPORATION

INCENTIVE SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(7)	Risk and Uncertainties

The Plan invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Plan Benefits.

(8)	Plan Mergers and Acquisitions

Effective January 1, 2008, the Plan was amended to allow for the merger of the Merrill Merchants Bank (“MMB”) Profit Sharing Plan into the Plan. The employees of MMB became eligible to participate in the Plan effective January 1, 2008.

On October 31, 2007, Chittenden completed its acquisition of Community Bank & Trust (“CB&T”). The employees of CB&T became eligible to participate in the Plan effective January 1, 2008.

Effective January 1, 2009, all future participation in and contributions to the Plan were frozen. At that time, all Plan participants became eligible to participate in the People’s United Employee Stock Ownership Plan and the People’s United Bank 401(k) Employee Savings Plan (the “People’s Plan”). In February 2009, the assets of the Plan were transferred into the People’s Plan.

(9)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements for the years ended December 31, 2008 and 2007 to the Form 5500:

	2008	2007
Net assets available for plan benefits per the financial statements	$118,538,218	$145,873,959
Plus: Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by collective trust	(477,209)	(85,963)

Net assets available for plan benefits per the Form 5500	$118,061,009	$145,787,996

The following is a reconciliation of investment (loss) income per the financial statements for the years ended December 31, 2008 and 2007 to the Form 5500:

	2008	2007
Total investment (loss) income per the financial statements	$(31,934,168)	$12,679,832
Plus: Changes in adjustment from fair value to contract value for fully benefit-responsive contracts held by collective trusts	(391,246)	51,199

Total investment (loss) income per the Form 5500	$(32,325,414)	$12,731,031

CHITTENDEN CORPORATION

INCENTIVE SAVINGS AND PROFIT SHARING PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2008

	( b )	( c )	( e )
( a )	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, and par or maturity value	Current value
	Alliance NFJ Dividend Value A	497,230.262 shares	$4,753,521
	American Funds Europacific Growth Fund	271,588.009 shares	7,484,965
	American Funds Growth Fund of America	586,887.847 shares	11,925,561
	Baron Growth Fund	179,999.959 shares	5,545,799
	Columbia Small Cap Value II Z	55,016.634 shares	486,347
	Davis New York Venture Fund - A	184,844.828 shares	4,366,035
*	Diversified Stable Pooled Fund	675,191.046 units	8,526,734
	Goldman Sachs Mid Cap Value - Service	234,655.877 shares	5,129,578
	Munder MidCap Core Growth A	93,902.141 shares	1,581,312
*	People’s United Financial, Inc. common stock	1,077,712.857 shares	18,969,704
	T. Rowe Price Personal Strategy Growth	42,391.295 shares	631,631
*	TAP Institutional Money Market Fund	2,034,024.133 shares	20,469,403
*	TAP Institutional Total Return Bond Fund	303,683.672 shares	2,547,906
	Van Kampen Equity & Income Fund - R	1,317,105.244 shares	8,534,842
	Vanguard 500 Index Signal	28,619.814 shares	1,964,464
	Vanguard Target Retirement Income	29,387.417 shares	279,768
	Vanguard Target Retirement 2005	69,098.028 shares	669,560
	Vanguard Target Retirement 2015	267,271.436 shares	2,552,442
	Vanguard Target Retirement 2025	106,562.945 shares	987,838
	Vanguard Target Retirement 2035	47,092.808 shares	435,608
	Vanguard Target Retirement 2045	30,478.626 shares	291,680
	Vanguard Wellesley Income Fund	41,787.086 shares	768,882
*	Participant loans	Interest rates ranging from 5.12% - 12.16%; maturity dates of January 2009 to April 2018	3,245,766

	Total investments and loans (held at end of year)		$112,149,346

*	Party-in-interest to the Plan

See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of KPMG LLP

23.2	Consent of McSoley McCoy and Co.